Exhibit 99.1

Grupo Financiero Galicia S.A.

CUIT: 30-70496280-7

October 31, 2019

Buenos Aires

To: Comisión Nacional de Valores (Argentine National Securities Commission)

Re: Notice of Material Event

To whom it may concern,

We are writing in order to inform you that a subsidiary of Grupo Financiero Galicia, Tarjeta Naranja S.A. (“Tarjeta Naranja”), has entered into an agreement with Grupo Estepa S.R.L. to rescind the license granted under a previously executed license agreement relating to the trademark Naranja Viajes, which such license agreement was previously entered into between Tarjeta Naranja and Grupo Estepa S.R.L. and subsequently disclosed to the Comisión Nacional de Valores on January 15, 2019.

As a consequence of the rescission of the above-mentioned license agreement, effective immediately, the relevant commercial trademark of Tarjeta Naranja will no longer be linked to the e-commerce platform Escapando.com.

Yours faithfully,

A. Enrique Pedemonte

Attorney in fact

Grupo Financiero Galicia S.A.

This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.

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